Stradley Ronon Stevens & Young, LLP Suite 1601 191 North Wacker Drive Chicago, IL 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com

VIA EDGAR

September 2, 2016

Kimberly A. Browning

Senior Counsel

Disclosure Review and Accounting Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Senior Income Fund

File Numbers: 333-212240; 811-09571

Dear Ms. Browning:

This letter responds to the comments provided verbally on August 30, 2016, from the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) regarding pre-effective amendment no. 1 to the registration statement on Form N-2 (as amended, the “Registration Statement”), filed with respect to Term Preferred Shares of the Nuveen Senior Income Fund (the “Registrant” or the “Fund”). For convenience, each of the comments applicable to the Fund are repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 2 to the Registration Statement, which was filed with the SEC on the date of this letter and is marked to show changes from pre-effective amendment no. 1 to the Registration Statement as filed on August 12, 2016.

General

1.	Comment: Please confirm that all capitalized terms and acronyms are defined in the text at the locations where they first appear, or within close proximity of their first use, or revise the

Ms. Kimberly A. Browning

September 2, 2016

text accordingly. For example, we note the term, “NRSRO” is used on page 19 of the Prospectus but is not defined until the SAI.

Response: Confirmed. All capitalized terms and acronyms are defined in the text at the locations where they first appear, or within close proximity of their first use.

Cover Pages:

Investment Strategies

2.	Comment: The Prospectus indicates:

a. “[. . . ] Senior Loans are typically below investment grade quality and may have below investment grade ratings;” See the “The Fund’s Investments – Portfolio Composition and Other Information – Senior Loans – Borrowers” on page 33 of the Prospectus and similar disclosures elsewhere in the Prospectus.

b. “Substantially all of the Fund’s portfolio likely will be invested in debt instruments of below investment grade quality.” See “Risk Factors – Issuer Level Risks – Below Investment Grade Risk.”

c. “There is no limit on the percentage of the Fund’s assets that may be invested in Senior Loans that are rated below investment grade or that are unrated but of comparable quality.” See the “Borrowers” section on page 33.

On the Cover Page, please clarify the disclosure in the first sentence under this “Investment Strategies” heading by adding disclosure of the facts noted above in sub-sections a-c of this Comment 2. Also, disclose on the Cover Page that investments rated below investment-grade, or that are unrated but of equivalent credit quality, are commonly referred as “junk bonds” and that indebtedness below investment grade quality has predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

Response: The Registrant has revised the Cover Page to address this comment by adding the underlined text indicated below:

“Investment Strategies. As a non-fundamental policy, under normal circumstances, the Fund will invest at least 80% of its Managed Assets (as defined on page 8) in adjustable rate, U.S. dollar-denominated secured and unsecured Senior Loans (as defined on page 8), which unsecured Senior Loans will be, at the time of investment, investment grade quality. Senior Loans are typically below investment grade quality and may have below investment grade ratings. There is no limit on the percentage of the Fund’s assets that may be invested in Senior Loans that are rated below investment grade or that are unrated but of comparable quality. Substantially all of the Fund’s portfolio likely will be invested in debt instruments of below investment grade quality. Investments rated below investment grade, or that are unrated but of equivalent credit quality, are commonly referred as “junk bonds” and have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal when due.

Ms. Kimberly A. Browning

September 2, 2016

3.	Comment: The last sentence of the second paragraph under the heading, “The Fund’s Investments – Portfolio Composition and Other Information – Miscellaneous Investments and Investment Techniques – Lending of Portfolio Holdings” states that “[N]o specific limitation exists as to the percentage of the Fund’s assets which the Fund may lend.” Please revise this disclosure to address applicable SEC guidance limiting the amount of portfolio lending that a registered investment company may conduct to 1/3 of the Fund’s assets.

Response: The Registrant has revised the disclosure in this section of the Prospectus as set forth below:

“The Fund would not have the right to vote any financial instruments having voting rights during the existence of the loan, but the Fund could call the loan in anticipation of an important vote to be taken among holders of the financial instruments or in anticipation of the giving or withholding of their consent on a material matter affecting the financial instruments. As with other extensions of credit, risks of delay in recovery or even loss of rights in the collateral exist should the borrower of the financial instruments fail financially. However, the loans would be made only to firms deemed by the Adviser to be creditworthy and when, in the judgment of the Adviser, the consideration which can be earned currently from loans of this type justifies the attendant risk. The creditworthiness of firms to which the Fund lends its portfolio holdings will be monitored on an ongoing basis by the Adviser. Although ~~N~~ no specific policy limits~~ation exists as to~~ the percentage of the Fund’s assets which the Fund may lend, under current SEC guidance the Fund may not have on loan at any given time securities representing more than one-third of its total asset value.”

Prospectus

Description of Term Preferred Shares – Asset Coverage (P. 21)

4.	Comment: We note the changes to the disclosure under the heading “Description of Term Preferred Shares – Asset Coverage” in response to our previous comment asking you to confirm that the disclosure includes all required disclosure specified by Guide 6 to Form N-2. Please confirm supplementally that all required disclosure specified by Guide 6 has been included in the Prospectus.

Response: The Registrant confirms that all required disclosure specified by Guide 6 to Form N-2 has been included in the Prospectus.

The Fund’s Investments – Investment Objective and Policies (P. 30)

5.

Comment: The third paragraph of this section indicates that the Fund will include certain “synthetic” investments in its policy of investing at least 80% of its Managed Assets in senior loans. This paragraph also indicates that for purposes of determining compliance with its 80% policy, the Fund will count such investments, including certain total return swaps, based

Ms. Kimberly A. Browning

September 2, 2016

on their notional value. Please revise this disclosure to indicate that such total return swaps shall be counted for such purposes using their market value rather than their notional value.

Response: The Registrant confirms that all components of the “synthetic” senior loan investments included in its 80% policy are valued at market value in accordance with generally accepted accounting principles. A “synthetic” investment is comprised of two components that, when combined, replicate or emulate the economic exposure of a third investment. Here, the combination of a total return swap and cash equivalents is used to replicate exposure to a senior loan. The cash equivalent market value effectively represents the “principal” portion of such “synthetic” senior loan exposure, and the total return swap market value (not notional value) represents the “interest” and/or “return” portion of such senior loan exposure. When combined, these two components provide the investment profile of a direct investment in senior loans.

The Commission has recognized that an investment company may include “synthetic” investments in its 80% “names rule” test under Rule 35d-1, if such investments have economic characteristics similar to the investments properly included in the investment company’s “80% basket”.1 The Registrant’s “synthetic” senior loans, represented by the combination of the total return swap and the linked cash equivalents, have economic characteristics designed to replicate those of the senior loan investments included in the Registrant’s 80% test.

For purposes of the Registrant’s 80% names rule test, the Registrant values both components of the “synthetic” senior loan, including the total return swap and the cash equivalents, in both cases using mark-to-market values in accordance with generally accepted accounting principles.

As a result, the Registrant confirms that all derivatives that may be included in the Fund’s “80% basket” will be valued using their mark-to-market value, rather than their notional value.

The Registrant has revised the disclosure in this section as indicated below:

“Such instruments may include total return swaps whose prices, in Symphony’s opinion, correlate with the prices of the senior loan instruments in which the Fund may primarily invest. Total return swaps are contracts in which one party agrees to make payments of the total return from the underlying asset(s), which may include indices, securities or baskets of securities during the specified period, in return for payments

1 See footnote 13 to the Investment Company Names, Investment Company Act Release No. 24,828 (Jan. 17, 2001),

66 Fed. Reg. 8509-10 (Feb. 1, 2001) (“The language of the proposal would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its assets in the indicated securities. Proposed rule 35d-1(a)(2). We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. Rule 35d-1(a)(2). In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket (emphasis added).

Ms. Kimberly A. Browning

September 2, 2016

equal to a fixed or floating rate of interest or the total return from other underlying asset(s).

The Fund may utilize total return swaps as a component of “synthetic” investments. A “synthetic” investment is comprised of two components that, when combined, replicate or emulate the economic exposure of a third investment. The Fund may use the combination of a total return swap and cash equivalents to replicate or emulate exposure to Senior Loans. The cash equivalent market value effectively represents the “principal” portion of such “synthetic” Senior Loan exposure, and the total return swap market value (not notional value) represents the “interest” and/or “return” portion of such Senior Loan exposure. When combined, these two components provide the investment profile of a direct investment in Senior Loans.

For purposes of the investment policy requiring the Fund to invest at least 80% of its Managed Assets in Senior Loans, the Fund will ~~treat the lesser of (a) the notional amount of a total return swap, which represents the Fund’s investment exposure with respect to the swap, or (b) the amount of cash and cash equivalents on the Fund’s books, which when associated with an equal notional exposure amount of a senior loan-based total return swap can be thought of as “materializing” that swap, as being a~~ value both components of the “synthetic” Senior Loan, including both the total return swap and the cash equivalents, using mark-to-market values in accordance with generally accepted accounting principles.”

6.	Comment: Your previous response letter indicates that the total return swaps described in Comment 5 above will be valued at notional value for purposes of calculating Managed Assets. Please confirm to us that this derivative’s market value, not its notional value, is used for purposes of calculating Managed Assets.

Response: The Registrant confirms that, for purposes of calculating Managed Assets, all derivatives (including derivatives used to create “synthetic” exposure, as described in the response to Comment 5 above) will be valued at their mark-to-market values in accordance with generally accepted accounting principles, not their notional values.

7.	Comment: Please add disclosure in the Prospectus Summary clarifying that the Fund’s portfolio may consist in large part of illiquid securities, and add attendant risk disclosure.

Response: Please see the last sentence in the second paragraph of the Prospectus Summary section entitled “Investment Objective and Policies,” which includes the disclosure reproduced below:

“In pursuing its investment objective, the Fund may also invest without limitation in illiquid securities. See “Risk Factors—Security Level Risks—Illiquid Securities Risk.””

Ms. Kimberly A. Browning

September 2, 2016

Custodian, Transfer Agent, Dividend Disbursing Agent and Redemption and Paying Agent (P. 70)

8.	Comment: The disclosure in this section indicates that the Fund’s custodian “may place and maintain the Fund’s foreign securities with foreign banking institution sub-custodians employed by State Street or foreign securities depositories, all in accordance with the applicable provisions of the Fund’s custody agreement.” Do such arrangements give rise to additional risks? If applicable, please add attendant risk disclosure.

Response: The Registrant agrees that the Fund custodian’s use of foreign banking institution sub-custodians or foreign securities depositories may give rise to additional risks to the Fund. These risks are addressed in “Risk Factors – Issuer Level Risks – Non-U.S. Securities Risk.” As a result, the Registrant has enhanced the disclosure under the heading “Custodian, Transfer Agent, Dividend Disbursing Agent and Redemption and Paying Agent” in the Prospectus as set forth below:

“The custodian of the assets, including all foreign assets, of the Fund is State Street Bank and Trust Company (“State Street”), One Lincoln Street, Boston, Massachusetts 02110. State Street performs custodial, fund accounting and portfolio accounting services. State Street may place and maintain the Fund’s foreign securities with foreign banking institution sub-custodians employed by State Street or foreign securities depositories, all in accordance with the applicable provisions of the Fund’s custody agreement. The use of such foreign sub-custodians or foreign securities depositories may give rise to additional risks to the Fund. See “Risk Factors–Issuer Level Risks–Non-U.S. Securities Risk.” The Fund’s transfer, shareholder services and dividend disbursing agent and redemption and paying agent is also State Street, 250 Royall Street, Canton, Massachusetts 02021. State Street has subcontracted the transfer agency servicing and dividend disbursing and redemption and paying agency servicing of the Fund to Computershare Inc.”

The Fund’s Investments – Portfolio Composition and Other Information – Senior Loan Investments – Participations (P. 35)

9.	Comment: In situations where a loan participation or bank loan does not shift to a fund the direct debtor-creditor relationship with the borrower, a fund should treat both the interposed financial institution and the borrower as “issuers” for purposes of the fund’s sub-classification as a diversified company,” and for purposes of the Fund’s fundamental industry concentration policy.[2] Accordingly, confirm the Prospectus (and SAI) disclosure is consistent with the staff position set forth in Pilgrim or revise the disclosure accordingly.

2 See Pilgrim Prime Rate Trust (pub. avail. June 29, 1989) (“Pilgrim”).

Ms. Kimberly A. Browning

September 2, 2016

Response: The Registrant’s industry concentration policy, as described in investment restriction number 1 on page 1 of the Statement of Additional Information, is a fundamental policy of the Fund and, accordingly, may not be changed without a vote of shareholders, as required by Section 13(a)(3) of the 1940 Act. Moreover, the Registrant’s status as a diversified company under Section 5(b)(1) of the 1940 Act requires adherence to the requirements of that subsection, and the Registrant’s status as a diversified company likewise cannot be changed without a vote of shareholders. We confirm, for purposes of investment restriction number 1, and adherence to the requirements of Section 5(b)(1), that the institution selling the loan participation interest and the ultimate borrower would both be considered “issuers” where the participation interest does not shift to the Registrant the direct debtor-creditor relationship with the borrower. The Registrant has added the following disclosure as the new second paragraph under “Investment Restrictions” in the SAI:

“In addition to and separate from the limitation set forth in paragraph 1 above, pursuant to SEC guidance, the Fund will not purchase any security if, as a result of such purchase, 25% or more of the Fund’s total assets (taken at current value) would be invested in securities of borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water, and telephone utility industries, commercial banks, thrift institutions and finance companies being treated as separate industries for purpose of this restriction) treating both the institution selling the loan participation interest and the ultimate borrower as “issuers” where the participation interest does not shift to the Fund the direct debtor-creditor relationship with the borrower; provided, that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities.”

Representations

The Registrant acknowledges that:

•    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•    the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, or require additional information, please call me at 312.964.3502.

Ms. Kimberly A. Browning

September 2, 2016

Sincerely yours,

/s/ David P. Glatz

David P. Glatz

Enclosures

Copies (w/encl.) to

K. McCarthy

G. Zimmerman

E. Fess